

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2020

Neil Sorahan
Chief Financial Officer
Ryanair Holdings plc
c/o Ryanair DAC
Dublin Office
Airside Business Park, Swords
County Dublin, K67 NY94, Ireland

      Re: Ryan Holdings plc
          Form 20-F for the Fiscal Year Ended March 31, 2019
          Filed July 30, 2019
          File No. 0-29304

Dear Mr. Sorahan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: David I. Gottlieb